June 28, 2019

Ladies and Gentlemen:

Putnam Investor Services, Inc. (“PSERV”) hereby contractually agrees, as of the date hereof, with respect to all Putnam-sponsored open-end registered investment companies, that the aggregate investor servicing fees attributable to DC Accounts or Non-DC Accounts for each fund will not exceed an annual rate of 0.250% of the fund’s average daily net assets attributable to DC Accounts or Non-DC Accounts (as determined before taking into account any expense reduction or other benefit attributable to balance credits or brokerage credits).

This contractual waiver will remain in effect for each fund through the later of one year following the effective date of the next annual update of the fund’s registration statement or August 31, 2020.

Any capitalized term not defined herein shall have the meaning assigned to the term in the Compensation Memorandum dated June 28, 2019.

Effective June 28, 2019, this contractual undertaking supersedes any prior contractual expense limitation provisions between PSERV and the funds. This undertaking shall be binding upon any successors and assignees of PSERV.

A copy of the Declaration of Trust (including any amendments thereto) of each of The Putnam Funds is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Putnam Fund as trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers or shareholders individually, but binding only upon the assets and property of each Putnam Fund with respect to its obligations under this instrument. Furthermore, notice is given that the assets and liabilities of each series of each Putnam Fund that is a series company are separate and distinct and that the obligations of or arising out of this instrument are several and not joint or joint and several and are binding only on the assets of each series with respect to its obligations under this instrument. Each fund is acting on its own behalf separately from all of the other investment companies and not jointly or jointly and severally with any of the other investment companies.

Very truly yours,

PUTNAM INVESTOR SERVICES, INC.

By:	/s/ Michael J. Woodall

Michael J. Woodall
President

Agreed and accepted by each Putnam open-end fund
and each variable trust fund

By:	/s/ Jonathan S. Horwitz_______
Jonathan S. Horwitz
Executive Vice President, Principal
Executive Officer, and Compliance Liaison